UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2010

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
76 SOUTH MAIN STREET
AKRON, OH 44308

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2010	3

Notes to Financial Statements	4-11

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2010	12-24

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

Report of Independent Registered Public Accounting Firm

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

We have audited the accompanying statements of net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FirstEnergy Corp. Savings Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

June 23, 2011

FirstEnergy Corp. Savings Plan

Statement of Net Assets Available for Benefits

	As of December 31,
	2010	2009
Assets
Investments, at fair value (see Notes 5, 6 and 7)	$2,288,866,738	$2,157,589,994

Receivables:
Accrued interest and dividends	1,893,405	450,764
Employer contributions	18,488,148	25,398,963
Participant contributions	449,314	455,901
Notes receivable from participants	42,899,999	41,952,516
Due from brokers	26,287	-
Total receivables	63,757,153	68,258,144
Total assets	2,352,623,891	2,225,848,138

Liabilities
Administrative expenses payable	620,326	577,345
Due to brokers	11,976	81,123
Total liabilities	632,302	658,468

Net assets available for benefits at fair value	2,351,991,589	2,225,189,670

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(16,447,494)	(7,181,946)

Net assets available for benefits	$2,335,544,095	$2,218,007,724

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31,
2010

Additions:
Contributions
Employer	$45,652,322
Participant	90,270,485
Total contributions	135,922,807

Investment Income:
Interest and dividends	57,190,870
Net appreciation in fair value of investments (see Note 5)	71,245,180
Total investment income	128,436,050

Interest income on notes receivable from participants	2,401,304

Deductions:
Distributions to participants	(146,857,151)
Administrative expenses	(2,366,639)
Total deductions	(149,223,790)

Increase in net assets available for benefits	117,536,371

Net assets available for benefits, beginning of year	2,218,007,724

Net assets available for benefits, end of year	$2,335,544,095

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements December 31, 2010 and 2009

1.	Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General
The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (IRS Code).

Administration
FirstEnergy Corp. (FirstEnergy) is the sponsor of the Plan. The FirstEnergy Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Plan assets are held in trust under an arrangement with State Street Bank & Trust Company (State Street). Record keeping with respect to individual participant accounts is maintained by ING.

Participation
Generally, all full-time and part-time employees of FirstEnergy and its subsidiaries not represented by a collective bargaining union are eligible participants in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

New employees who do not make an affirmative election to make (or not make) pre-tax contributions to the Plan are deemed to have made an election to contribute 3% of eligible earnings for each payroll period increasing by 1% each April until a contribution rate of 6% is attained. Certain GPU union participants are automatically enrolled at 2%, Utility Workers Union of America (UWUA) Local 180 is without escalation and International Brotherhood of Electrical Workers (IBEW) Local 777 has a graduated increase of 1% per year up to 4%. A new employee who has not made an affirmative election as to the investment of his or her account shall have his or her account invested in the age appropriate LifePath Portfolio Fund made available to Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date.

Contributions
Subject to IRS Code limitations, the Plan allows each participant to contribute 1% to 75% (21% for participants represented by IBEW Local 777 and 22% for participants represented by UWUA Local 180) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions. During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual Internal Revenue Service (IRS) limit on that type of contribution.

FirstEnergy makes a matching contribution of 50% on the first 6% of compensation contributed by an employee, except for certain GPU union participants who receive a match on the first 4% of eligible contributions. During 2010 and 2009, FirstEnergy made additional discretionary bonus match contributions based on the achievement of certain performance objectives. Effective January 1, 2011, FirstEnergy eliminated future bonus matching contributions.  All employer matching contributions are invested in FirstEnergy common stock, except for certain GPU union participants whose matching contributions are invested in cash. The number of shares of FirstEnergy Common Stock Fund contributed to each Participant is based on the market price of the Stock Fund as determined at the end of each pay period. Plan participants may diversify matching contributions held in FirstEnergy common stock at any time, subject to certain limitations.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements December 31, 2010 and 2009

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer’s matching contributions and allocated Plan earnings. Participants are vested in the entire value of their account at all times.

Investments
Participants direct the investment of their contributions and account balances into various investment options including ten LifePath Funds that include a diversified mix of asset classes based on expected retirement date, thirteen Plan investment options with different objectives covering a range of asset classes and risk levels, a self-managed brokerage account that offers a participant the ability to invest in any security listed on the NYSE, ASE or NASDAQ and a wide range of mutual funds.

Notes Receivables from Participants
Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000 including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loan issuances is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. Interest rates on outstanding loan balances as of December 31, 2010 range from 4.25% to 10.5%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. The repayments of principal and interest are credited to the participants' account balances within the respective funds. The participant repays the loan and all related interest through payroll deductions.

2.	Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. See Note 6 for a discussion of fair value measurements.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net appreciation (depreciation) in the fair value of investments consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid for by the Plan.

3.	Recently Adopted Accounting Standards

In 2010, the Plan adopted a change in authoritative accounting guidance regarding loans to participants in defined contribution plans. The revised guidance requires participant loans to be measured at their unpaid principal balance plus accrued interest and classified as notes receivable from participants. Loans to participants were reported on the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009 on this basis.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements December 31, 2010 and 2009

4.	Plan Termination

Although FirstEnergy has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.	Investments

The fair value of the Plan’s investments as of December 31, 2010 and 2009 are summarized as follows:

	2010	2009

Balanced funds	$289,446,162	$256,945,761
Bond funds	161,924,983	123,903,933
Cash and cash equivalents	6,928,388	5,456,702
Capital preservation fund	557,011,452	564,502,152
Domestic stocks	660,488,093	551,796,686
FirstEnergy common stock	349,888,304	421,933,824
International stocks	197,354,785	174,037,199
Other Investments	1,720,070	1,668,088
Self managed brokerage accounts	64,104,501	57,345,649
Total investments at fair value	$2,288,866,738	$2,157,589,994

The Plan’s interest and dividend income as well as the appreciation (depreciation) of investments (including gains and losses on investments bought, sold and held during the year) for the year ended December 31, 2010 were as follows:

2010

Interest and dividend income	$57,190,870

Net appreciation (depreciation) in fair value of investments:
Balanced funds	31,815,342
Bond funds	(1,015,861)
Domestic stocks	104,494,265
FirstEnergy common stock	(86,313,548)
International stocks	14,638,462
Other Investments	(31,275)
Self managed brokerage accounts	7,657,795
Net appreciation	71,245,180
Net investment income	$128,436,050

FirstEnergy Corp. Savings Plan

Notes to Financial Statements December 31, 2010 and 2009

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2010	2009

FirstEnergy Common Stock
9,451,332 and 9,083,613 shares, respectively	$349,888,304	$421,933,824
Capital Preservation Fund
540,565,074 and 557,316,126 units, respectively	$557,011,452	$564,502,152
SSgA S&P 500 Index Fund
1,033,405 and 1,106,003 shares, respectively	$269,069,080	$250,250,980
American Funds EuroPacific Growth Fund
4,201,909 and 4,011,243 shares, respectively	$173,580,860	$153,550,376
PIMCO Total Return Fund Institutional Class
14,923,962 and 11,472,586 shares, respectively	$161,924,983	$123,903,933

6.	Fair Value

Fair value is the price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date. A fair value hierarchy has been established that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those where transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 assets include registered investment companies and common stocks. Registered investment companies and common stocks are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year.

Level 2 – Pricing inputs are either directly or indirectly observable in the market as of the reporting date, other than quoted prices in active markets included in Level 1. Additionally, Level 2 includes those financial instruments that are valued using models or other valuation methodologies based on assumptions that are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Level 2 investments include common collective trusts, cash and cash equivalents, the self managed brokerage accounts and the Capital Preservation Fund. Common collective trusts are composed of a non-benefit-responsive investment fund. The Capital Preservation Fund is composed of fully benefit-responsive investment contracts. The self managed brokerage accounts are composed of a wide range of investments as directed by participants. The fair value of investments in the non-benefit-responsive investment funds is based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Common collective trusts and the Capital Preservation Fund are not available in an exchange and active market; however, the fair value is determined based on the underlying investments as traded in an exchange and active market. The Capital Preservation Fund invests in a portfolio of high-quality short and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities and other high-credit-quality asset-backed securities. The fair value of the

FirstEnergy Corp. Savings Plan

Notes to Financial Statements December 31, 2010 and 2009

    wrapper contracts is based on the wrap contract fees provided by the insurance companies and are included in total fair value of the Capital Preservation Fund.

Level 3 – Pricing inputs include inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. The Plan does not have any Level 3 investments.

The following presents the Plan’s investments measured at fair value as of December 31:

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Capital Preservation Fund
Cash and cash equivalents	$-	$9,639,220	$-	$9,639,220
Guaranteed investment contracts	-	547,372,232	-	547,372,232
Total Capital Preservation Fund	-	557,011,452	-	557,011,452

Cash and Cash Equivalents	-	5,389,584	-	5,389,584

Common Collective Trusts
Balanced funds	-	221,970,221	-	221,970,221
Domestic stocks	-	390,871,850	-	390,871,850
Total Common Collective Trusts	-	612,842,071	-	612,842,071

FirstEnergy Common Stock	349,484,452	-	-	349,484,452

FirstEnergy MidCap Value Index Fund
Cash and cash equivalents	-	1,538,804	-	1,538,804
Domestic stocks	73,474,850	-	-	73,474,850
FirstEnergy common stock	403,852	-	-	403,852
Other	-	1,720,070	-	1,720,070
Total MidCap Value Index Fund	73,878,702	3,258,874	-	77,137,576

Registered Investment Companies
Balanced funds	67,475,941	-	-	67,475,941
Bond funds	161,924,983	-	-	161,924,983
Domestic stocks	196,141,393	-	-	196,141,393
International stocks	197,354,785	-	-	197,354,785
Total Registered Investment Companies	622,897,102	-	-	622,897,102

Self Managed Brokerage Accounts1	-	64,104,501	-	64,104,501

Total investments at fair value	$1,046,260,256	$1,242,606,482	$-	$2,288,866,738

1 The brokerage account investments are directed by participants.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements December 31, 2010 and 2009

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Cash and Cash Equivalents	$-	$3,732,826	$-	$3,732,826

Common Collective Trusts
Balanced funds	-	194,865,041	-	194,865,041
Domestic stocks	-	344,518,430	-	344,518,430
Capital preservation investments	-	564,502,152	-	564,502,152
Total Common Collective Trusts	-	1,103,885,623	-	1,103,885,623

FirstEnergy Common Stock	421,933,824	-	-	421,933,824

FirstEnergy MidCap Value Index Fund
Cash and cash equivalents	-	1,723,876	-	1,723,876
Domestic stocks	49,415,731	-	-	49,415,731
Other	-	1,668,088	-	1,668,088
Total MidCap Value Index Fund	49,415,731	3,391,964	-	52,807,695

Registered Investment Companies
Balanced funds	62,080,720	-	-	62,080,720
Bond funds	123,903,933	-	-	123,903,933
Domestic stocks	157,862,525	-	-	157,862,525
International stocks	174,037,199	-	-	174,037,199
Total Registered Investment Companies	517,884,377	-	-	517,884,377

Self Managed Brokerage Accounts1	-	57,345,649	-	57,345,649

Total investments at fair value	$989,233,932	$1,168,356,062	$-	$2,157,589,994

1 The brokerage account investments are directed by Participants.

7.	Guaranteed Investment Contracts

The Plan has an interest in fully benefit-responsive guaranteed investment contracts and synthetic guaranteed investment contracts (collectively, GICs) as part of the Capital Preservation Fund. Effective January 1, 2010, the Capital Preservation Fund is managed by PIMCO. Prior to 2010, the Capital Preservation Fund was a part of the State Street Stable Fixed Income Fund for Employee Benefit Trusts, a common collective trust managed by State Street.

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value is deemed necessary.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements December 31, 2010 and 2009

The fair value of the traditional GICs included in the Capital Preservation Fund is calculated under the discounted cash flow method using the interpolated swap rate applicable for each cash flow’s pay date. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events, of the magnitude that would limit the Plan’s ability to transact at contract value, are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

The average yields of the contracts were 2.19% and 2.43% during the years ended December 31, 2010 and 2009, respectively. The crediting interest rates as of December 31, 2010 and 2009 were 2.83% and 2.88%, respectively. There are fixed crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis. The investment contracts have no minimum credit rating.

8.	Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on March 24, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRS Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS Code. An application was submitted to the IRS for a revised favorable determination letter and the IRS acknowledged receipt of the application on November 16, 2010. The IRS has neither approved nor denied the application for a revised determination letter. The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

In the case of withdrawal by a participant employed by FirstEnergy prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FirstEnergy’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. The Plan is currently under audit by the IRS for the 2006 Plan year. The IRS has requested an audit extension for the current open Plan years 2005, 2006 and 2007 with respect to excise taxes and has requested an extension for the current open Plan year of 2007 with respect to income taxes. The Plan administrator believes that no material adverse adjustments will be required as a result of the audit.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan administrator

FirstEnergy Corp. Savings Plan

Notes to Financial Statements December 31, 2010 and 2009

has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2005.

9.	Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by State Street Global Advisors. State Street, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and therefore, these transactions qualify as party-in-interest transactions.

Certain plan investments are shares of FirstEnergy common stock with sales and purchases of the stock commencing on a regular basis.  The investment and transactions in this investment qualify as party-in-interest transactions.

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and investment income per the financial statements to Form 5500 as of December 31, 2010 and 2009 and for the year ending December 31, 2010:

	2010	2009

Net assets available for benefits per the financial statements	$2,335,544,095	$2,218,007,724
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	16,447,494	7,181,946
Net assets available for benefits per Form 5500	$2,351,991,589	$2,225,189,670

Total investment income per financial statements	$130,837,354
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	9,265,548
Investment income per Form 5500	$140,102,902

11.	Subsequent Event

On February 25, 2011, the merger between FirstEnergy and Allegheny Energy Inc. (Allegheny) closed. As part of the merger, Allegheny shareholders received 0.667 of a share of FirstEnergy common stock for each share of Allegheny common stock outstanding as of the date the merger was completed. As of December 31, 2010, the FirstEnergy MidCap Value Index Fund held Allegheny stock with a market value of $145,052.

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

*	State Street STIF	Money market fund	**	$ 5,547,428
*	FirstEnergy Common Stock Fund	FirstEnergy common stock	**	349,484,452
*	SSgA S&P 500 Index Fund	S&P 500 stocks	**	269,069,080
	Fidelity Puritan Fund	Balanced fund	**	67,475,941
	Selected American Shares D Fund	Large cap value stocks	**	53,941,704
	Artisan Mid Cap Investor Fund	Mid cap growth stocks	**	67,770,862
	DFA U.S. Small Cap Value Portfolio	Small cap value stocks	**	74,428,827
*	BlackRock Russell 2000 Growth Fund F	Small cap growth stocks	**	34,787,782
	PIMCO Total Return Fund Institutional Class	Bonds	**	161,924,983
	American Funds EuroPacific Growth Fund	International stocks	**	173,580,860
	BlackRock LifePath Index Retirement Fund J	Blend of stocks, fixed income	**	43,473,520
	BlackRock LifePath Index 2015 Fund J	Blend of stocks, fixed income	**	44,291,218
	BlackRock LifePath Index 2020 Fund J	Blend of stocks, fixed income	**	49,400,599
	BlackRock LifePath Index 2025 Fund J	Blend of stocks, fixed income	**	40,128,813
	BlackRock LifePath Index 2030 Fund J	Blend of stocks, fixed income	**	22,679,047
	BlackRock LifePath Index 2035 Fund J	Blend of stocks, fixed income	**	7,345,384
	BlackRock LifePath Index 2040 Fund J	Blend of stocks, fixed income	**	5,040,183
	BlackRock LifePath Index 2045 Fund J	Blend of stocks, fixed income	**	4,003,968
	BlackRock LifePath Index 2050 Fund J	Blend of stocks, fixed income	**	5,316,324
	BlackRock LifePath Index 2055 Fund J	Blend of stocks, fixed income	**	291,165
	Dodge & Cox International Fund	International stocks	**	23,773,925
	BlackRock Russell 1000 Growth Fund T	Large cap growth	**	86,857,144
	Self Managed Brokerage Accounts	Equities, fixed income	**	64,104,501
*	Capital Preservation Fund
	State Street STIF	Money market fund	**	9,639,220
	Genworth L & A Insurance Company	Traditional GIC	**	11,634,774
	Jackson National Life Insurance Companies	Traditional GIC	**	9,118,555
	Royal Bank of Canada	Synthetic GIC - Single Wrap	**	65,064
	JPMorgan Chase Bank, N.A.	Synthetic GICs - Global Wraps	**	1,111,578
	Royal Bank of Canada	Synthetic GICs - Global Wraps	**	198,211
	UBS AG, Stamford Branch	Synthetic GICs - Global Wraps	**	550,020
	Black Rock Intermediate
	Americredit Automobile Rec	1% 06 Aug 2012	**	24,570
	Bcap Llc Trust	1% 25 Feb 2047	**	51,161
	Bear Stearns Alt A Trust	0.9895% 25 Nov 2034	**	28,467
	Capital One Auto Finance Trust	0.27234% 15 Jul 2013	**	153,170
	Countrywide Asset Backed	0.3% 25 Jun 2047	**	47,680
	Countrywide Asset Backed	3.28688% 25 Oct 2037	**	37,422
	Discover Card Master Trust	5.65% 16 Mar 2020	**	112,700
	Fed Hm Ln Pc Pool B15992	5.5% 01 Aug 2019	**	12,556
	Federal Home Ln Mtg Corp	5% 15 Apr 2027	**	14,525
	Federal Natl Mtg	3.31% 25 Feb 2032	**	17,069
	Federal Natl Mtg	4.5% 25 Apr 2035	**	99,710
	Federal Natl Mtg	4.625% 01 May 2013	**	183,945
	Federal Natl Mtg	5.5% 25 Jul 2035	**	75,159
	Federal Natl Mtg	6% 25 Oct 2032	**	96,687
	FHA US	7.43% 01 Dec 2022	**	24,988
	FNMA TBA Single Family Mortgag	4% 01 Dec 2099	**	398,578
	Ford Credit Floorplan Master O	0.50625% 15 Jun 2013	**	99,734
	GNMA Pool 781284	6% 15 Feb 2011	**	11
	Goldman Sachs Group Inc	5.375% 15 Mar 2020	**	78,493
	Honda Auto Receivables Owner T	0.62% 21 Feb 2012	**	144,021
	Indymac Residential Asset Back	4.9525% 25 Jul 2037	**	2,307
	Jpmorgan Chase + Co	4.25% 15 Oct 2020	**	163,069
	Merrill Lynch	7.43% 01 Feb 2023	**	417
	Private Expt Fdg Corp	3.55% 15 Apr 2013	**	319,609
	Prudential Mortgage Capital Fu	6.605% 10 May 2034	**	54,000
	Residential Asset Mortgage Pro	0.5075% 25 Feb 2037	**	6,275
	Sacramento Calif Mun Util Dist	6.156% 15 May 2036	**	4,770
	Santander Drive Auto Rec	1% 15 Aug 2013	**	174,862
	Slc Student Loan Trust	0.4091% 15 Jan 2019	**	185,910
	Slm Student Loan Trust	1% 25 Jul 2023	**	229,645
	Slm Student Loan Trust	4.25% 25 Jan 2028	**	220,800
	State Street Bank + Trust Co	Short Term Fund	**	771,261
	Structured Asset Securities Co	1.00875% 25 Aug 2037	**	21,575
	Tsy Infl Ix	0.5% 15 Apr 2015	**	650,245
	United States Treas Bds	3.5% 15 Feb 2039	**	43,759
	United States Treas Nts	1.875% 15 Jul 2015	**	117,530
	United States Treas Nts	2.25% 31 May 2014	**	2,995,248

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

United States Treas Nts	4.75% 15 May 2014	**	$ 3,201,881
US Treasury	0.01% 31 Mar 2015	**	234,339
US Treasury	1.25% 31 Aug 2015	**	1,963,322
US Treasury	1.375% 30 Nov 2015	**	1,556,734
US Treasury	1.75% 31 Jan 2014	**	2,539,909
US Treasury	1.75% 31 Jul 2015	**	1,179,727
US Treasury	1.75% 31 Mar 2014	**	122,871
US Treasury	1.875% 30 Apr 2014	**	3,585,071
US Treasury	1.875% 30 Jun 2015	**	5,764,689
US Treasury	2% 15 Aug 2019	**	153,458
US Treasury	2.125% 31 May 2015	**	1,134,845
US Treasury	2.25% 31 Oct 2014	**	1,112,113
US Treasury	2.375% 30 Sep 2014	**	4,157,053
US Treasury	2.625% 15 Aug 2020	**	124,517
US Treasury	2.625% 15 Nov 2020	**	37,864
US Treasury	3.875% 15 Aug 2040	**	79,561
US Treasury	7.875% 15 Feb 2021	**	78,370
WI Treasury	1.25% 31 Oct 2015	**	1,698,500
WI Treasury	2.5% 31 Jul 2014	**	206,093
WI Treasury Sec	0.5% 15 Oct 2013	**	430,611
WI Treasury Sec	1.25% 30 Sep 2015	**	355,267
PIMCO Intermediate
Achmea Hypotheekbank NV Gov GTD 144A	Corporate Bond - 3.2, 2014	**	5,232,583
AIG Inc	Corporate Bond - 3.65, 2014	**	306,410
AIG Inc	Cash Equivalent 0.40375, 2012	**	879,196
Altria Group Inc Glbl CO GTD	Corporate Bond - 7.75, 2014	**	590,808
AMB Property L.P. SR Unsecured	Corporate Bond - 4, 2018	**	1,338,728
American Express BK FSB BKNT	Corporate Bond - 6, 2017	**	1,360,744
Appalachian Power Co SR NT	Corporate Bond - 5, 2017	**	538,658
BACM 2004-6 A5 WM13 WC5.3691	Mortgage Bond - 4.811, 2042	**	3,159,061
BACM 2005-3 A2 SEQ	Mortgage Bond - 4.501, 2043	**	1,360,393
Bank of America Corp Glbl SR NT	Corporate Bond - 7.375, 2014	**	4,711,718
Barclays Bank PLC Glbl SR NT	Corporate Bond - 5.2, 2014	**	829,240
BP Capital Markets PLC Co GTD	Corporate Bond - 4.5, 2020	**	1,010,790
BSCMS 2003-T12 A3	Mortgage Bond - 4.24, 2039	**	494,868
Canadian Natl Resources Glbl NT	Corporate Bond - 5.7, 2017	**	574,492
Cash Collateral FUT BCY USD	Cash Equivalent 0.09, 2060	**	35,003
Cash Collateral ISDA RYL USD	Cash Equivalent 0.19, 2060	**	160,025
Chait 2005-A7 A7	Mortgage Bond - 4.55, 2013	**	5,018,086
Chait 2009-A3 A3	Mortgage Bond - 2.4, 2013	**	1,261,831
Chevron Corp Glbl SR Unsecured	Corporate Bond - 3.95, 2014	**	2,135,576
Citigroup Inc FRN SR NT	Cash Equivalent 2.28563, 2013	**	2,551,650
Citigroup Inc Glbl SR Unsecured	Corporate Bond - 6.01, 2015	**	1,320,821
Comcast Corp Glbl Co GTD	Corporate Bond - 6.5, 2017	**	592,103
Credut Suisse Glbl Sub NT	Corporate Bond - 5.4, 2020	**	2,410,717
CSFB 2002-CKS4 A1 WM12 WC6.8414	Cash Equivalent 4.485, 2036	**	127,326
CSFB 2003-CPN1 A1 WM12 WC6.2564	Cash Equivalent 3.727, 2035	**	448,493
Daimlerchrysler NA HLDG Glbl Co GTD	Corporate Bond - 7.3, 2012	**	2,521,743
Digital Realty Trust LP	Corporate Bond - 4.5, 2015	**	2,366,252
EOG Resources Inc SR Unsecured FRN	Cash Equivalent 1.03438, 2014	**	1,303,780
Fed HM Ln BK BD (4MMM)	Cash Equivalent 3.625, 2011	**	5,175,143
Fed Home Ln BK BD (4MMM)	Agency Debentures - 3.625, 2013	**	1,581,530
Fed Home Ln BK Glbl BD (3MMM)	Agency Debentures - 3.625, 2013	**	1,310,237
Fed Home Ln Mtg Glbl NT (4MMM)	Agency Debentures - 5.125, 2017	**	2,293,296
Fed Home Ln Mtg Glbl NT (4MMM)	Agency Debentures 3.25, 2011	**	609,341
Fed Home Ln Mtg Glbl NT (4MMM)	Agency Debentures - 3.75, 2013	**	2,685,118
Fed Home Ln Mtge Glbl (5000MM)	Agency Debentures - 5.625, 2011	**	7,705,219
Fed Home Ln Mtge Glbl (6000MM)	Agency Debentures - 6, 2011	**	1,846,988
Fed Home Ln Mtge Glbl NT (4MMM)	Agency Debentures - 4.125, 2013	**	4,435,195
Fed Home Ln Mtge NT (3000MM)	Agency Debentures - 5, 2014	**	12,135,045
Fed Home Ln Mtge NT MTN (2MMM)	Corporate Bond - 5, 2014	**	26,089,986
FHLB QR-9012 1 WM37 WC6.3149 ARM	Mortgage Bond - 5, 2012	**	3,025,281
FHLMC Gold15YR #G1-3193	Mortgage Bond - 4.5, 2022	**	82,816

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

FHLMC Goldconv #A2-5163	Mortgage Bond - 5.5, 2034	**	$ 129,197
FHLMC Goldconv #A8-2426	Mortgage Bond - 5.5, 2038	**	149,300
FHLMC Goldconv #A8-2550	Mortgage Bond - 5.5, 2038	**	219,730
FHLMC Goldconv #A8-3004	Mortgage Bond - 5.5, 2038	**	1,825,858
FHLMC Goldconv #G0-2203	Mortgage Bond - 4.5, 2036	**	46,026
FHLMC Goldconv #G0-2290	Mortgage Bond - 4.5, 2036	**	3,686,233
FHLMC Goldconv #G0-4840	Mortgage Bond - 5.5, 2035	**	2,073,693
FHLMC Goldconv #G0-4900	Mortgage Bond - 5, 2034	**	517,933
FHR 2684 PE WM32 WC5.4284	Mortgage Bond - 5, 2033	**	1,663,294
FHR 2764 UE WM32 WC5.4879	Mortgage Bond - 5, 2032	**	1,651,699
FHR 2978 JC WM33 WC5.8479	Cash Equivalent 5.5, 2028	**	891,262
FHR 2980 LC WM34 WC5.954	Cash Equivalent 5.5, 2030	**	3,476,564
FHR 2984 NB WM34 WC5.9114	Cash Equivalent 5.5, 2027	**	1,256,202
FHR 3072 A WM32 WC5.9397	Cash Equivalent 5.5, 2031	**	609,593
FHR 3197 D WM35 WC5.7235	Cash Equivalent 5, 2032	**	757,874
FHR 3198 MG WM31 WC6.4301	Mortgage Bond - 6, 2036	**	828,615
FHR 3277 BK WM36 WC6.5608	Cash Equivalent 6, 2037	**	504,815
FHR 3305 PA WM35 WC5.9253	Cash Equivalent 5.5, 2030	**	375,624
FHR 3318 FL 1MLIB+40	Cash Equivalent 0.66125, 2037	**	2,125,230
FHR 3666 FC 1MLIB+73	Cash Equivalent 0.99125, 2040	**	953,276
FHR 3699 FD 1MLIB+60	Cash Equivalent 0.86125, 2040	**	1,522,251
FHR 3725 FA 1MLIB+50	Cash Equivalent 0.76125, 2039	**	891,551
FHR 3740 DF 1MLIB+48	Cash Equivalent 0.74125, 2040	**	483,175
FHR 3743 FA 1MLIB+60	Cash Equivalent 0.86125, 2040	**	4,434,368
FHR 3747 WF 1MLIB+48	Cash Equivalent 0.74125, 2040	**	3,574,401
FHR 3751 FG 1MLIB+50	Cash Equivalent 0.76125, 2050	**	2,399,578
FINL Futures Maintenance ACCT	Cash Equivalent 0.1485, 2015	**	460,131
FNBR 2006-B1 AB WM35 WC6.5432	Cash Equivalent 6, 2016	**	292,773
FNMA Benchmark NT (1000MM) Glbl	Cash Equivalent 6, 2011	**	7,922,681
FNMA Glbl NT (3MMM)	Cash Equivalent 2.75, 2011	**	1,924,886
FNMA Glbl NT (4MMM)	Corporate Bond - 3.875, 2013	**	273,200
FNMA Global NT (4000MM)	Corporate Bond - 4.625, 2013	**	3,878,479
FNMA Pass Thru Dwarf #254721	Mortgage Bond - 5, 2018	**	61,462
FNMA Pass Thru Dwarf #255216	Mortgage Bond - 5, 2019	**	131,780
FNMA Pass Thru Dwarf #255273	Mortgage Bond - 4.5, 2019	**	201,576
FNMA Pass Thru Dwarf #712058	Mortgage Bond - 5, 2018	**	99,726
FNMA Pass Thru Dwarf #735375	Mortgage Bond - 5, 2020	**	1,143,809
FNMA Pass Thru Dwarf #740483	Mortgage Bond - 5, 2018	**	146,674
FNMA Pass Thru Dwarf #775494	Mortgage Bond - 5, 2019	**	120,585
FNMA Pass Thru Dwarf #923798	Mortgage Bond - 4.5, 2020	**	175,043
FNMA Pass Thru Mtg #257042	Mortgage Bond - 6.5, 2038	**	986,449
FNMA Pass Thru Mtg #725866	Mortgage Bond - 4.5, 2034	**	168,332
FNMA Pass Thru Mtg #933019	Mortgage Bond - 6.5, 2037	**	899,105
FNMA Pass Thru Mtg #959532	Mortgage Bond - 6.5, 2037	**	1,125,729
FNMA Pass Thru Mtg #968050	Mortgage Bond - 6.5, 2038	**	2,699,018
FNMA Pass Thru Mtg #983502	Mortgage Bond - 5.5, 2033	**	492,227
FNMA Pass Thru Mtg #985634	Mortgage Bond - 6.5, 2033	**	922,451
FNMA Pass Thru Mtg #AE8712	Mortgage Bond - 3.5, 2040	**	2,854,060
FNMA TBA 3.5% JAN 15YR	Mortgage Bond - 3.5, 2026	**	(108,120)
FNMA TBA 3.5% JAN 30YR	Mortgage Bond - 3.5, 2041	**	28,125
FNMA TBA 4.5% JAN	Mortgage Bond - 4.5, 2041	**	(193,277)
FNR 2003-64 HJ WM22 WC5.5757	Cash Equivalent 4.5, 2022	**	3,966,621
FNR 2006-53 PB WM33 WC5.9338	Cash Equivalent 5.5, 2030	**	2,598,152
FNR 2006-64 PB WM33 WC5.9418	Cash Equivalent 5.5, 2033	**	5,123,383
FNR 2007-38 FC 1MLIB+42	Cash Equivalent 0.68063, 2037	**	2,353,803
FNR 2008-80 ME WM32 WC5.3542	Mortgage Bond - 5, 2032	**	1,426,964
FNR 2010-111 FC 1MLIB+52	Cash Equivalent 0.78063, 2040	**	1,304,947
FNR 2010-115 FM 1MLIB+50	Cash Equivalent 0.76063, 2040	**	1,310,894
FNR 2010-129 FM 1MLIB+50	Cash Equivalent 0.76063, 2040	**	2,755,991
FUBOA 2001-C1 A2 WM10 WC7.9623	Cash Equivalent 6.136, 2033	**	202,861
GCCFC 2004-GG1 A5	Cash Equivalent 4.883, 2036	**	402,316
GCCFC 2007-GG9 A2 SEQ WM15 WC5.79	Mortgage Bond - 5.381, 2039	**	796,043

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

	General Elec Cap Corp Glbl NT	Corporate Bond - 3.5, 2012	**	$ 3,096,977
	GNMA Pass Thru SGL FAML #604412X	Mortgage Bond - 5, 2033	**	150,145
	GNMA Pass Thru SGL FAML #782034X	Mortgage Bond - 6, 2036	**	681,431
	ING Bank NV GOVT GTD 144A	Corporate Bond - 3.9, 2014	**	1,955,335
	INTL Finance Corp Glbl SR Unsecur GMTN	Corporate Bond - 3, 2014	**	1,804,423
	IRO USD 1Y C 0.5000 02/14/11 DUB	Future 0, 2011	**	(12,824)
	IRO USD 1Y P 0.5000 02/14/11 DUB	Future 0, 2011	**	(10,869)
	IRO USD 2Y P 2.2500 09/24/12 RYL	Future 0, 2012	**	(243,889)
	JPMCC 2002-CIB5 A1	Cash Equivalent 4.372, 2037	**	503,957
	JPMCC 2003-C1 A1	Cash Equivalent 4.275, 2037	**	1,946,560
	JPMCC 2003-ML1A A1	Mortgage Bond - 3.972, 2039	**	857,695
	JPMCC 2005-CB13 A3A1	Mortgage Bond - 5.279842, 2043	**	2,916,857
	JPMCC 2006-CB16 A3B	Mortgage Bond - 5.579, 2045	**	2,651,448
	Kinder Morgan ENER Part NT	Corporate Bond - 6, 2017	**	565,235
	Leaseplan Corporation NV GOV GTD 144A	Corporate Bond - 3, 2012	**	1,445,083
	MSC 2004-T15 A2 WM14 WC5.4528	Cash Equivalent 4.69, 2041	**	1,218,410
	NA Development Bank Glbl SR Unsecured	Corporate Bond - 4.375, 2020	**	5,029,204
	NIBC Bank NV GOVT LIQ GTD 144A	Corporate Bond - 2.8, 2014	**	7,651,279
	Novartis Capital Corp CO GTD	Corporate Bond - 4.125, 2014	**	1,902,647
	Ontario (Province of) Glbl BD	Corporate Bond - 4.1, 2014	**	1,624,162
	Shell International Fin Co GTD	Corporate Bond - 1.875, 2013	**	2,755,712
	State Street STIF	Cash Equivalent 0.1485, 2015	**	435,614
	STRU BC-1270 FA (FNR 11-3 FA)	Cash Equivalent 0.94125, 2041	**	(826)
	U S Treasury Bond	US Treasury Bond - 9.875, 2015	**	2,076,810
	U S Treasury Bond	US Treasury Bond - 9.25, 2016	**	8,473,387
	U S Treasury Note	US Treasury Bond - 2.75, 2013	**	1,552,376
	U S Treasury Note	US Treasury Bond - 2.375, 2014	**	29,715,856
	U S Treasury Note	US Treasury Bond - 2.375, 2014	**	147,227
	U S Treasury Note	US Treasury Bond - 2.375, 2014	**	12,504,072
	U S Treasury Note	US Treasury Bond - 3.25, 2016	**	28,393,911
	U S Treasury Note	US Treasury Bond - 2.625, 2014	**	15,748,749
	U S Treasury Note	US Treasury Bond - 2.375, 2015	**	4,570,970
	U S Treasury Note	US Treasury Bond - 3, 2017	**	10,103,514
	U S Treasury Note	US Treasury Bond - 3.25, 2017	**	13,792,734
	U S Treasury Note	US Treasury Bond - 2.125, 2015	**	1,425,150
	U S Treasury Note	US Treasury Bond - 1.875, 2015	**	5,623,480
	U S Treasury Note	US Treasury Bond - 1.75, 2015	**	10,243,660
	U S Treasury Note	US Treasury Bond - 1.25, 2015	**	8,303,760
	U S Treasury Note	US Treasury Bond - 1.25, 2015	**	10,222,639
	U S Treasury Note	US Treasury Bond - 1.375, 2015	**	2,238,272
	U S Treasury Note	US Treasury Bond - 2.25, 2017	**	19,978,398
	U S Treasury Note	US Treasury Bond - 0.5, 2012	**	51,092
	U S Treasury Repo	Cash Equivalent 0.25, 2011	**	9,700,067
	U S Treasury Repo	Cash Equivalent 0.25, 2011	**	45,243,766
	UBS AG Jersey Branch EMTN-EUR SUBRD FRN	Corporate Bond - 0.45313, 2016	**	1,476,232
	UBS AG Stamford CT Glbl SR UNSEC FRN	Cash Equivalent 1.38438, 2012	**	2,525,692
	UBS AG Stamford CT Glbl SR UNSEC MTN	Corporate Bond - 3.875, 2015	**	1,259,336
	Wal-Mart Stores Inc SR NT	Corporate Bond - 4.25, 2013	**	1,040,563
	WBCMT 2006-C28 A2 WM15 WC5.987	Mortgage Bond - 5.5, 2048	**	1,635,382
	Wells Fargo Bank NA Glbl SR NT	Corporate Bond - 3.625, 2015	**	731,935
	Capital Preservation Fund Total			557,011,452

*	FirstEnergy MidCap Value Index Fund
	Aaron S Inc	Common Stock	**	23,979
	Abercrombie + Fitch Co Cl A	Common Stock	**	40,226
	Advanced Micro Devices	Common Stock	**	107,395
	Aecom Technology Corp	Common Stock	**	71,324
	AES Corp	Common Stock	**	292,271
	AGCO Corp	Common Stock	**	166,519
	AGL Resources Inc	Common Stock	**	98,731
	AK Steel Holding Corp	Common Stock	**	54,561
	Alberto Culver Co	Common Stock	**	87,303
	Alere Inc	Common Stock	**	74,957
	Alexander + Baldwin Inc	Common Stock	**	58,404

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

Alexandria Real Estate Equity	Real Estate Inv Trst	**	$ 141,758
Alleghany Corp	Common Stock	**	74,142
Allegheny Energy Inc	Common Stock	**	145,052
Alliant Energy Corp	Common Stock	**	146,492
Alliant Techsystems Inc	Common Stock	**	5,359
Allied World Assurance Co	Common Stock	**	88,803
Alpha Natural Resources Inc	Common Stock	**	222,231
AMB Property Corp REIT	Real Estate Inv Trst	**	173,834
Amdocs Ltd	Common Stock	**	139,548
Ameren Corporation	Common Stock	**	240,799
American Eagle Outfitters	Common Stock	**	77,919
American Financial Group Inc	Common Stock	**	98,194
American International Group	Common Stock	**	245,576
American National Insurance	Common Stock	**	20,206
American Water Works Co Inc	Common Stock	**	155,938
Ameriprise Financial Inc	Common Stock	**	423,683
AMR Corp	Common Stock	**	63,675
Annaly Capital Management In	Real Estate Inv Trst	**	397,448
Aol Inc	Common Stock	**	89,624
Aon Corp	Common Stock	**	443,674
Apartment Invt + Mgmt Co A	Real Estate Inv Trst	**	55,814
Aptargroup Inc	Common Stock	**	114,263
Aqua America Inc	Common Stock	**	109,006
Arch Capital Group Ltd	Common Stock	**	148,012
Arch Coal Inc	Common Stock	**	58,129
Ares Capital Corp	Common Stock	**	113,860
Armstrong World Industries	Common Stock	**	28,767
Arrow Electronics Inc	Common Stock	**	131,006
Arthur J Gallagher + Co	Common Stock	**	80,348
Ashland Inc	Common Stock	**	128,523
Aspen Insurance Holdings Ltd	Common Stock	**	76,988
Associated Banc Corp	Common Stock	**	92,945
Assurant Inc	Common Stock	**	151,923
Assured Guaranty Ltd	Common Stock	**	117,493
Atlas Energy Inc	Common Stock	**	34,736
Atmel Corp	Common Stock	**	20,611
Atmos Energy Corp	Common Stock	**	102,898
Atwood Oceanics Inc	Common Stock	**	60,988
Autoliv Inc	Common Stock	**	157,170
Autonation Inc	Common Stock	**	44,330
Avalonbay Communities Inc	Real Estate Inv Trst	**	334,499
Avery Dennison Corp	Common Stock	**	155,684
Avnet Inc	Common Stock	**	177,008
AVX Corp	Common Stock	**	23,592
Axis Capital Holdings Ltd	Common Stock	**	111,192
Babcock + Wilcox Co/The	Common Stock	**	19,628
Ball Corp	Common Stock	**	175,161
Bancorpsouth Inc	Common Stock	**	45,346
Bank Of Hawaii Corp	Common Stock	**	55,000
Be Aerospace Inc	Common Stock	**	128,272
Beckman Coulter Inc	Common Stock	**	189,805
Bemis Company	Common Stock	**	125,872
Bio Rad Laboratories A	Common Stock	**	72,072
Bj S Wholesale Club Inc	Common Stock	**	82,340
Bok Financial Corporation	Common Stock	**	48,434
Booz Allen Hamilton Holding	Common Stock	**	2,448
Borgwarner Inc	Common Stock	**	25,181
Boston Properties Inc	Real Estate Inv Trst	**	428,261
Boston Scientific Corp	Common Stock	**	410,862
Brandywine Realty Trust	Real Estate Inv Trst	**	54,592
BRE Properties Inc	Real Estate Inv Trst	**	98,267
Brinker International Inc	Common Stock	**	8,206
Broadridge Financial Solutio	Common Stock	**	9,518
Brocade Communications Sys	Common Stock	**	83,217
Brookdale Senior Living Inc	Common Stock	**	55,880

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

Brown + Brown Inc	Common Stock	**	$ 45,510
Brown Forman Corp Class B	Common Stock	**	63,006
Bunge Ltd	Common Stock	**	338,280
CA Inc	Common Stock	**	63,129
Cablevision Systems Ny Grp A	Common Stock	**	285,610
Cabot Corp	Common Stock	**	85,767
Cabot Oil + Gas Corp	Common Stock	**	141,710
Calpine Corp	Common Stock	**	88,378
Camden Property Trust	Real Estate Inv Trst	**	125,665
Cameron International Corp	Common Stock	**	187,447
Campbell Soup Co	Common Stock	**	90,454
Capitalsource Inc	Common Stock	**	83,063
Capitol Federal Financial In	Common Stock	**	15,852
Carefusion Corp	Common Stock	**	130,916
Carlisle Cos Inc	Common Stock	**	81,467
Cboe Holdings Inc	Common Stock	**	6,241
CBS Corp Class B Non Voting	Common Stock	**	408,508
Centerpoint Energy Inc	Common Stock	**	237,073
Central Euro Distribution Cp	Common Stock	**	58,784
Central European Media Ent A	Common Stock	**	27,859
Centurylink Inc	Common Stock	**	496,097
Cephalon Inc	Common Stock	**	163,681
CF Industries Holdings Inc	Common Stock	**	96,903
Charles River Laboratories	Common Stock	**	61,840
Chicago Bridge + Iron Ny Shr	Common Stock	**	71,985
Chimera Investment Corp	Real Estate Inv Trst	**	143,928
Choice Hotels Intl Inc	Common Stock	**	35,706
Cigna Corp	Common Stock	**	363,081
Cincinnati Financial Corp	Common Stock	**	163,425
Cintas Corp	Common Stock	**	131,188
CIT Group Inc	Common Stock	**	337,472
City National Corp	Common Stock	**	97,010
Clear Channel Outdoor Cl A	Common Stock	**	18,069
Clearwire Corp Class A	Common Stock	**	5,758
Clorox Company	Common Stock	**	17,212
CMS Energy Corp	Common Stock	**	158,416
CNA Financial Corp	Common Stock	**	26,617
CNH Global N.V.	Common Stock	**	36,855
Cobalt International Energy	Common Stock	**	33,431
Coca Cola Enterprises	Common Stock	**	111,384
Comerica Inc	Common Stock	**	266,999
Commerce Bancshares Inc	Common Stock	**	109,256
Commercial Metals Co	Common Stock	**	65,000
Commonwealth REIT	Real Estate Inv Trst	**	66,785
Commscope Inc	Common Stock	**	106,398
Community Health Systems Inc	Common Stock	**	40,210
Computer Sciences Corp	Common Stock	**	274,189
Compuware Corp	Common Stock	**	42,129
Comstock Resources Inc	Common Stock	**	39,124
Con Way Inc	Common Stock	**	63,193
Conagra Foods Inc	Common Stock	**	323,888
Consol Energy Inc	Common Stock	**	209,874
Consolidated Edison Inc	Common Stock	**	499,864
Constellation Brands Inc A	Common Stock	**	143,687
Constellation Energy Group	Common Stock	**	203,108
Continental Resources Inc/Ok	Common Stock	**	6,238
Convergys Corp	Common Stock	**	44,422
Cooper Cos Inc/The	Common Stock	**	72,453
Copa Holdings Sa Class A	Common Stock	**	23,948
Corelogic Inc	Common Stock	**	75,413
Corn Products Intl Inc	Common Stock	**	122,498
Corporate Office Properties	Real Estate Inv Trst	**	79,441
Corrections Corp Of America	Common Stock	**	85,079
Covanta Holding Corp	Common Stock	**	73,195
Coventry Health Care Inc	Common Stock	**	138,125

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

Crane Co	Common Stock	**	$ 73,515
Cullen/Frost Bankers Inc	Common Stock	**	113,439
Cytec Industries Inc	Common Stock	**	93,969
Dean Foods Co	Common Stock	**	57,089
Del Monte Foods Co	Common Stock	**	132,239
Denbury Resources Inc	Common Stock	**	273,159
Developers Diversified Rlty	Real Estate Inv Trst	**	99,630
Diamond Offshore Drilling	Common Stock	**	112,342
Diebold Inc	Common Stock	**	60,382
Digital Realty Trust Inc	Real Estate Inv Trst	**	6,855
Discover Financial Services	Common Stock	**	360,705
Discovery Communications A	Common Stock	**	86,402
Discovery Communications C	Common Stock	**	25,646
Dish Network Corp A	Common Stock	**	141,591
Domtar Corp	Common Stock	**	115,322
Douglas Emmett Inc	Real Estate Inv Trst	**	70,650
Dover Corp	Common Stock	**	141,917
DPL Inc	Common Stock	**	108,136
Dr Horton Inc	Common Stock	**	117,487
Dr Pepper Snapple Group Inc	Common Stock	**	200,658
Dresser Rand Group Inc	Common Stock	**	10,775
DTE Energy Company	Common Stock	**	273,461
Duke Realty Corp	Real Estate Inv Trst	**	112,937
E Trade Financial Corp	Common Stock	**	126,864
East West Bancorp Inc	Common Stock	**	102,579
Eastman Chemical Co	Common Stock	**	173,373
Eaton Corp	Common Stock	**	449,892
Echostar Corp A	Common Stock	**	33,135
Edison International	Common Stock	**	449,922
Education Management Corp	Common Stock	**	10,806
El Paso Corp	Common Stock	**	283,140
Electronic Arts Inc	Common Stock	**	10,238
Emdeon Inc Class A	Common Stock	**	2,627
Endo Pharmaceut Hldgs Inc	Common Stock	**	146,590
Endurance Specialty Holdings	Common Stock	**	65,005
Energen Corp	Common Stock	**	122,629
Energizer Holdings Inc	Common Stock	**	179,990
EQT Corp	Common Stock	**	14,125
Equifax Inc	Common Stock	**	159,132
Equity Residential	Real Estate Inv Trst	**	492,070
Erie Indemnity Company Cl A	Common Stock	**	17,939
Essex Property Trust Inc	Real Estate Inv Trst	**	74,700
Everest Re Group Ltd	Common Stock	**	170,319
Expedia Inc	Common Stock	**	109,016
Exterran Holdings Inc	Common Stock	**	46,104
Fairchild Semiconductor Inte	Common Stock	**	71,463
Federal Mogul Corp	Common Stock	**	9,953
Federal Realty Invs Trust	Real Estate Inv Trst	**	68,267
Federated Investors Inc Cl B	Common Stock	**	27,164
Fidelity National Finl A	Common Stock	**	111,027
Fidelity National Informatio	Common Stock	**	259,137
Fifth Third Bancorp	Common Stock	**	417,631
First Citizens Bcshs Cl A	Common Stock	**	36,865
First Horizon National Corp	Common Stock	**	98,706
First Niagara Financial Grp	Common Stock	**	103,606
FirstEnergy Corp	Common Stock	**	403,852
Fiserv Inc	Common Stock	**	107,458
Flowers Foods Inc	Common Stock	**	45,155
Flowserve Corp	Common Stock	**	36,243
Fluor Corp	Common Stock	**	398,620
FMC Corp	Common Stock	**	64,311
Foot Locker Inc	Common Stock	**	108,989
Forest City Enterprises Cl A	Common Stock	**	75,239
Forest Laboratories Inc	Common Stock	**	326,964
Forest Oil Corp	Common Stock	**	55,702

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

Fortune Brands Inc	Common Stock	**	$ 289,140
Frontier Communications Corp	Common Stock	**	208,348
Frontier Oil Corp	Common Stock	**	69,447
Frontline Ltd	Common Stock	**	8,600
FTI Consulting Inc	Common Stock	**	10,476
Fulton Financial Corp	Common Stock	**	70,819
Gamestop Corp Class A	Common Stock	**	126,115
Gannett Co	Common Stock	**	129,638
Gardner Denver Inc	Common Stock	**	6,951
Garmin Ltd	Common Stock	**	117,855
Gatx Corp	Common Stock	**	42,618
General Cable Corp	Common Stock	**	43,231
General Growth Properties	Real Estate Inv Trst	**	40,387
Genon Energy Inc	Common Stock	**	100,390
Genuine Parts Co	Common Stock	**	292,125
Genworth Financial Inc Cl A	Common Stock	**	184,643
Goodrich Corp	Common Stock	**	284,026
Great Plains Energy Inc	Common Stock	**	94,972
Green Dot Corp Class A	Common Stock	**	2,837
Greif Inc Cl A	Common Stock	**	76,199
H+R Block Inc	Common Stock	**	78,118
Hanover Insurance Group Inc/	Common Stock	**	74,425
Hansen Natural Corp	Common Stock	**	16,782
Harman International	Common Stock	**	61,579
Harsco Corp	Common Stock	**	76,691
Hartford Financial Svcs Grp	Common Stock	**	385,668
Hawaiian Electric Inds	Common Stock	**	76,939
HCC Insurance Holdings Inc	Common Stock	**	117,757
HCP Inc REIT	Real Estate Inv Trst	**	408,222
Health Care Reit Inc	Real Estate Inv Trst	**	244,631
Health Net Inc	Common Stock	**	96,088
Helmerich + Payne	Common Stock	**	164,105
Hershey Co/The	Common Stock	**	106,748
Hertz Global Holdings Inc	Common Stock	**	15,664
Hill Rom Holdings Inc	Common Stock	**	13,543
HJ Heinz Co	Common Stock	**	330,442
Holly Corp	Common Stock	**	22,424
Hologic Inc	Common Stock	**	172,071
Hormel Foods Corp	Common Stock	**	125,279
Hospitality Properties Trust	Real Estate Inv Trst	**	100,662
Host Hotels + Resorts Inc	Real Estate Inv Trst	**	420,892
Howard Hughes Corp/The	Common Stock	**	8,762
Hubbell Inc Cl B	Common Stock	**	76,786
Hudson City Bancorp Inc	Common Stock	**	194,247
Humana Inc	Common Stock	**	333,476
Huntington Bancshares Inc	Common Stock	**	177,026
Huntsman Corp	Common Stock	**	104,509
Hyatt Hotels Corp Cl A	Common Stock	**	72,575
IAC/Interactivecorp	Common Stock	**	47,929
IDEX Corp	Common Stock	**	18,660
Ingersoll Rand Plc	Common Stock	**	541,865
Ingram Micro Inc Cl A	Common Stock	**	101,807
Integrys Energy Group Inc	Common Stock	**	134,421
Interactive Brokers Gro Cl A	Common Stock	**	14,808
International Paper Co	Common Stock	**	93,733
Intersil Corp A	Common Stock	**	45,092
Intl Rectifier Corp	Common Stock	**	74,463
Intl Speedway Corp Cl A	Common Stock	**	16,487
Intrepid Potash Inc	Common Stock	**	57,054
Invesco Ltd	Common Stock	**	281,310
Itc Holdings Corp	Common Stock	**	11,900
Itron Inc	Common Stock	**	4,824
ITT Corp	Common Stock	**	342,467
J.C. Penney Co Inc	Common Stock	**	181,808
Jabil Circuit Inc	Common Stock	**	35,117

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

Jacobs Engineering Group Inc	Common Stock	**	$ 80,696
Janus Capital Group Inc	Common Stock	**	77,068
Jarden Corp	Common Stock	**	100,729
Jefferies Group Inc	Common Stock	**	112,006
Jm Smucker Co/The	Common Stock	**	280,260
Kansas City Southern	Common Stock	**	71,886
Kar Auction Services Inc	Common Stock	**	10,005
KB Home	Common Stock	**	36,990
KBR Inc	Common Stock	**	158,017
Kennametal Inc	Common Stock	**	28,411
KeyCorp	Common Stock	**	278,864
Kimco Realty Corp	Real Estate Inv Trst	**	262,266
Kinetic Concepts Inc	Common Stock	**	84,807
King Pharmaceuticals Inc	Common Stock	**	126,324
Kirby Corp	Common Stock	**	79,070
KLA Tencor Corporation	Common Stock	**	222,682
L 3 Communications Holdings	Common Stock	**	292,181
Lamar Advertising Co A	Common Stock	**	64,700
Leap Wireless Intl Inc	Common Stock	**	27,193
Lear Corp	Common Stock	**	123,388
Legg Mason Inc	Common Stock	**	197,780
Leggett + Platt Inc	Common Stock	**	47,045
Lennar Corp A	Common Stock	**	105,825
Leucadia National Corp	Common Stock	**	200,525
Level 3 Communications Inc	Common Stock	**	32,677
Lexmark International Inc A	Common Stock	**	96,591
Liberty Global Inc A	Common Stock	**	299,739
Liberty Media Corp Cap Ser A	Common Stock	**	162,343
Liberty Media Corp Inter A	Common Stock	**	337,320
Liberty Media Starz Series A	Common Stock	**	122,855
Liberty Property Trust	Real Estate Inv Trst	**	130,042
Life Technologies Corp	Common Stock	**	106,838
Lifepoint Hospitals Inc	Common Stock	**	72,251
Lincoln National Corp	Common Stock	**	301,460
Lorillard Inc	Common Stock	**	448,622
LPL Investment Holdings Inc	Common Stock	**	13,675
LSI Corp	Common Stock	**	135,116
M + T Bank Corp	Common Stock	**	229,812
Macerich Co/The	Real Estate Inv Trst	**	220,460
Mack Cali Realty Corp	Real Estate Inv Trst	**	92,866
Macy S Inc	Common Stock	**	344,460
Madison Square Garden Co A	Common Stock	**	38,154
Manpower Inc	Common Stock	**	184,640
Markel Corp	Common Stock	**	133,480
Marsh + Mclennan Cos	Common Stock	**	40,627
Marshall + Ilsley Corp	Common Stock	**	128,837
Masco Corp	Common Stock	**	112,535
Massey Energy Co	Common Stock	**	198,451
Mattel Inc	Common Stock	**	140,272
MBIA Inc	Common Stock	**	66,796
McCormick + Co Non Vtg Shrs	Common Stock	**	111,439
McDermott Intl Inc	Common Stock	**	36,559
McGraw Hill Companies Inc	Common Stock	**	123,248
MDC Holdings Inc	Common Stock	**	38,437
MDU Resources Group Inc	Common Stock	**	134,633
Mead Johnson Nutrition Co	Common Stock	**	393,233
Meadwestvaco Corp	Common Stock	**	160,622
Mednax Inc	Common Stock	**	7,806
MEMC Electronic Materials	Common Stock	**	54,318
Mercury General Corp	Common Stock	**	38,967
Meredith Corp	Common Stock	**	23,216
Metropcs Communications Inc	Common Stock	**	58,401
MGM Resorts International	Common Stock	**	134,333
Micron Technology Inc	Common Stock	**	245,997
Mohawk Industries Inc	Common Stock	**	101,090

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

Molex Inc	Common Stock	**	$ 105,671
Molson Coors Brewing Co B	Common Stock	**	237,198
Monster Worldwide Inc	Common Stock	**	51,513
Murphy Oil Corp	Common Stock	**	450,506
Mylan Inc	Common Stock	**	48,092
Nabors Industries Ltd	Common Stock	**	144,443
Nasdaq Omx Group/The	Common Stock	**	102,688
National Fuel Gas Co	Common Stock	**	173,631
National Semiconductor Corp	Common Stock	**	9,426
Nationwide Health Pptys Inc	Real Estate Inv Trst	**	159,635
New York Community Bancorp	Common Stock	**	294,173
New York Times Co A	Common Stock	**	46,805
Newell Rubbermaid Inc	Common Stock	**	191,563
Newfield Exploration Co	Common Stock	**	344,542
Nii Holdings Inc	Common Stock	**	54,128
Nisource Inc	Common Stock	**	172,147
Noble Energy Inc	Common Stock	**	537,484
Northeast Utilities	Common Stock	**	201,386
Novell Inc	Common Stock	**	73,254
Novellus Systems Inc	Common Stock	**	12,217
NRG Energy Inc	Common Stock	**	175,782
NStar	Common Stock	**	161,967
NV Energy Inc	Common Stock	**	118,975
NYSE Euronext	Common Stock	**	220,053
Oceaneering Intl Inc	Common Stock	**	146,156
Office Depot Inc	Common Stock	**	48,038
Oge Energy Corp	Common Stock	**	159,162
Oil States International Inc	Common Stock	**	104,787
Old Republic Intl Corp	Common Stock	**	124,605
Omnicare Inc	Common Stock	**	97,548
OneBeacon Insurance Group A	Common Stock	**	12,416
Oneok Inc	Common Stock	**	207,902
Ormat Technologies Inc	Common Stock	**	8,519
Owens Corning	Common Stock	**	55,478
Owens Illinois Inc	Common Stock	**	126,146
Packaging Corp Of America	Common Stock	**	94,523
Parker Hannifin Corp	Common Stock	**	356,764
Partnerre Ltd	Common Stock	**	225,542
Patterson Uti Energy Inc	Common Stock	**	117,469
Peabody Energy Corp	Common Stock	**	614,912
Penn National Gaming Inc	Common Stock	**	86,504
Pentair Inc	Common Stock	**	61,665
People S United Financial	Common Stock	**	183,517
Pepco Holdings Inc	Common Stock	**	146,475
Perkinelmer Inc	Common Stock	**	59,231
Petrohawk Energy Corp	Common Stock	**	58,291
Piedmont Office Realty Tru A	Real Estate Inv Trst	**	35,849
Pinnacle West Capital	Common Stock	**	158,546
Pioneer Natural Resources Co	Common Stock	**	360,477
Pitney Bowes Inc	Common Stock	**	49,158
Plains Exploration + Product	Common Stock	**	161,986
Plum Creek Timber Co	Real Estate Inv Trst	**	124,072
PMC Sierra Inc	Common Stock	**	65,911
Popular Inc	Common Stock	**	115,904
PPG Industries Inc	Common Stock	**	418,332
PPL Corporation	Common Stock	**	453,967
Pride International Inc	Common Stock	**	126,093
Principal Financial Group	Common Stock	**	372,747
Progress Energy Inc	Common Stock	**	446,627
Progressive Corp	Common Stock	**	476,363
Prologis	Real Estate Inv Trst	**	270,548
Protective Life Corp	Common Stock	**	80,400
Pulte Group Inc	Common Stock	**	91,571
QEP Resources Inc	Common Stock	**	228,136
Quanta Services Inc	Common Stock	**	147,866

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

Quest Diagnostics Inc	Common Stock	**	$ 39,182
Questar Corp	Common Stock	**	107,820
Quicksilver Resources Inc	Common Stock	**	59,373
Qwest Communications Intl	Common Stock	**	472,733
Radioshack Corp	Common Stock	**	78,546
Ralcorp Holdings Inc	Common Stock	**	126,184
Raymond James Financial Inc	Common Stock	**	115,006
Rayonier Inc	Real Estate Inv Trst	**	104,777
Realty Income Corp	Real Estate Inv Trst	**	140,049
Regal Beloit Corp	Common Stock	**	13,152
Regal Entertainment Group A	Common Stock	**	26,509
Regency Centers Corp	Real Estate Inv Trst	**	122,158
Regions Financial Corp	Common Stock	**	314,986
Reinsurance Group Of America	Common Stock	**	138,787
Reliance Steel + Aluminum	Common Stock	**	121,311
Renaissancere Holdings Ltd	Common Stock	**	123,559
Republic Services Inc	Common Stock	**	243,896
Rockwell Collins Inc	Common Stock	**	153,340
Rowan Companies Inc	Common Stock	**	133,356
Royal Caribbean Cruises Ltd	Common Stock	**	136,300
Royal Gold Inc	Common Stock	**	87,627
RPM International Inc	Common Stock	**	48,731
RR Donnelley + Sons Co	Common Stock	**	122,954
Ryder System Inc	Common Stock	**	48,271
S+P Midcap 400 Emini Idx Ftrs	Futures Index	**	1,720,070
Safeway Inc	Common Stock	**	312,971
Sandridge Energy Inc	Common Stock	**	36,959
Sara Lee Corp	Common Stock	**	117,755
Scana Corp	Common Stock	**	161,629
Schnitzer Steel Inds Inc A	Common Stock	**	42,224
Seacor Holdings Inc	Common Stock	**	77,738
Seagate Technology	Common Stock	**	73,857
Sealed Air Corp	Common Stock	**	146,083
Sears Holdings Corp	Common Stock	**	118,295
Sempra Energy	Common Stock	**	464,658
Senior Housing Prop Trust	Real Estate Inv Trst	**	106,958
Service Corp International	Common Stock	**	74,621
Shaw Group Inc	Common Stock	**	43,130
Sherwin Williams Co/The	Common Stock	**	106,865
Sigma Aldrich	Common Stock	**	23,363
Signet Jewelers Ltd	Common Stock	**	133,021
SL Green Realty Corp	Real Estate Inv Trst	**	185,517
SLM Corp	Common Stock	**	219,406
SM Energy Co	Common Stock	**	40,072
Smithfield Foods Inc	Common Stock	**	102,655
Snap On Inc	Common Stock	**	115,876
Sonoco Products Co	Common Stock	**	119,461
Southern Union Co	Common Stock	**	108,050
Southwest Airlines Co	Common Stock	**	299,994
Spectra Energy Corp	Common Stock	**	578,943
Spirit Aerosystems Hold Cl A	Common Stock	**	65,447
SPX Corp	Common Stock	**	103,875
St Joe Co/The	Common Stock	**	6,315
Stancorp Financial Group	Common Stock	**	75,294
Stanley Black + Decker Inc	Common Stock	**	383,901
State Street Bank + Trust Co	Money Market Fund	**	1,415,092
Steel Dynamics Inc	Common Stock	**	140,123
Sunoco Inc	Common Stock	**	171,438
Sunpower Corp Class A	Common Stock	**	26,237
Suntrust Banks Inc	Common Stock	**	527,639
Superior Energy Services Inc	Common Stock	**	92,549
Supervalu Inc	Common Stock	**	74,016
Symetra Financial Corp	Common Stock	**	14,878
Synopsys Inc	Common Stock	**	136,165
Synovus Financial Corp	Common Stock	**	73,511

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

Taubman Centers Inc	Real Estate Inv Trst	**	$ 97,679
TCF Financial Corp	Common Stock	**	73,265
Tech Data Corp	Common Stock	**	70,916
Teco Energy Inc	Common Stock	**	137,078
Teekay Corp	Common Stock	**	49,058
Teleflex Inc	Common Stock	**	64,464
Telephone And Data Systems	Common Stock	**	109,321
Tellabs Inc	Common Stock	**	92,479
Temple Inland Inc	Common Stock	**	65,143
Tenet Healthcare Corp	Common Stock	**	33,015
Terex Corp	Common Stock	**	121,925
Tesla Motors Inc	Common Stock	**	4,021
Tesoro Corp	Common Stock	**	94,962
Textron Inc	Common Stock	**	110,943
TFS Financial Corp	Common Stock	**	24,246
Thomas + Betts Corp	Common Stock	**	76,459
Tidewater Inc	Common Stock	**	97,181
Timken Co	Common Stock	**	38,804
Toll Brothers Inc	Common Stock	**	99,123
Torchmark Corp	Common Stock	**	177,129
Total System Services Inc	Common Stock	**	89,742
Towers Watson + Co Cl A	Common Stock	**	68,563
Transatlantic Holdings Inc	Common Stock	**	119,604
Treasury Bill	Treasury Bill	**	124,960
Trinity Industries Inc	Common Stock	**	74,721
Trw Automotive Holdings Corp	Common Stock	**	48,958
Tyson Foods Inc Cl A	Common Stock	**	181,241
UDR Inc	Real Estate Inv Trst	**	141,144
UGI Corp	Common Stock	**	121,930
Unit Corp	Common Stock	**	64,747
United Continental Holdings	Common Stock	**	36,183
United States Steel Corp	Common Stock	**	244,137
Unitrin Inc	Common Stock	**	45,792
Universal Health Services B	Common Stock	**	128,653
Unum Group	Common Stock	**	288,896
URS Corp	Common Stock	**	124,164
US Cellular Corp	Common Stock	**	28,815
US Dollar	Currency	**	(1,248)
USG Corp	Common Stock	**	24,942
UTI Worldwide Inc	Common Stock	**	13,250
Valero Energy Corp	Common Stock	**	467,879
Validus Holdings Ltd	Common Stock	**	72,974
Valley National Bancorp	Common Stock	**	80,137
Valspar Corp	Common Stock	**	108,922
Vectren Corporation	Common Stock	**	71,800
Ventas Inc	Real Estate Inv Trst	**	214,958
VF Corp	Common Stock	**	271,984
Virgin Media Inc	Common Stock	**	323,856
Vishay Intertechnology Inc	Common Stock	**	83,103
Vishay Precision Group	Common Stock	**	7,385
Vornado Realty Trust	Real Estate Inv Trst	**	438,149
Vulcan Materials Co	Common Stock	**	199,709
Wabtec Corp	Common Stock	**	76,162
Walter Energy Inc	Common Stock	**	53,053
Washington Federal Inc	Common Stock	**	65,565
Washington Post Class B	Common Stock	**	90,537
Waste Connections Inc	Common Stock	**	21,886
Watson Pharmaceuticals Inc	Common Stock	**	207,117
Weatherford Intl Ltd	Common Stock	**	361,517
Weingarten Realty Investors	Real Estate Inv Trst	**	101,170
Wendy S/Arby S Group Inc A	Common Stock	**	31,901
Wesco Financial Corp	Common Stock	**	16,210
Wesco International Inc	Common Stock	**	54,490
Westar Energy Inc	Common Stock	**	103,408
Western Digital Corp	Common Stock	**	214,892

FIRSTENERGY CORP. SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
#34-1843785 Plan 002
(a)	(b)	(c)	(d)	(e)
Description of investment,
including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par or maturity value	Cost	value

	Weyerhaeuser Co	Common Stock	**	$ 362,850
	Whirlpool Corp	Common Stock	**	134,844
	White Mountains Insurance Gp	Common Stock	**	92,626
	Whiting Petroleum Corp	Common Stock	**	228,638
	Wiley (John) + Sons Class A	Common Stock	**	4,705
	Wilmington Trust Corp	Common Stock	**	13,814
	Windstream Corp	Common Stock	**	139,261
	Wisconsin Energy Corp	Common Stock	**	246,682
	WR Berkley Corp	Common Stock	**	120,801
	Wyndham Worldwide Corp	Common Stock	**	190,096
	Xcel Energy Inc	Common Stock	**	387,303
	Xerox Corp	Common Stock	**	567,959
	Xl Group Plc	Common Stock	**	254,814
	Zebra Technologies Corp Cl A	Common Stock	**	34,419
	Zions Bancorporation	Common Stock	**	148,328
	FirstEnergy MidCap Value Index Fund Total			77,137,576

		Total investments		2,288,866,738

*	Notes receivable from participants	Loans receivable with repayment
		interest of 4.25% to 10.5%	**	42,899,999

				$ 2,331,766,737
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number

23         Consent of Independent Registered Public Accounting Firm

                                        SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN

Dated: June 23, 2011

By	/s/ Christine L. Walker
Christine L. Walker
Chairperson
Savings Plan Committee